Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

03 SEP -9 AM 7:21

September 5, 2003

By Federal Express


03029866

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Nintendo Co. Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

We are furnishing the following documents on behalf of our client, Nintendo Co. Ltd., a corporation incorporated under the laws of Japan (the "Company") pursuant to Rule 12g3-2(b) of the Exchange Act.

Please find attached the following Company document:

1) Report as to Acquisition of its own Shares by the Company.

In the event of any questions or requests for additional information please do not hesitate to contact the undersigned at (206) 264-3799, Evelyn Cruz Sroufe at (206) 583-8502 or Amy E. Weaver at (206) 287-3319.

Very truly yours,

PERKINS COIE LLP

Sarah E. Akhtar

Enclosure

(Summary Translation)

September 3, 2003

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Authorization given at the Shareholders' Meeting on June 27, 2003

- Number of total shares to be acquired: 14 million shares (maximum)
- Total amount for the share acquisitions: 110 billion yen (maximum)

Actual Acquisitions:
Acquisition term: August 1, 2003 through August 31, 2003
Number of shares acquired: None
Acquisition amount: N/A

As of August 31, 2003:

Total number of shares outstanding:	141,669,000 shares
Number of treasury stocks owned:	7,950,800 shares